UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Cadence Design Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-15867	00-0000000
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2655 Seely Avenue, Building 5, San Jose, California	95134
(Address of principal executive offices)	(Zip Code)

Lou Holt

Corporate Vice President

(408) 943-1234

(Name and telephone number, including area code, of the

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Cadence Design Systems, Inc.’s Conflict Minerals Report filed for the calendar year ended December 31, 2017 is publicly available on the investor relations page of its website at www.cadence.com/cadence/investor_relations.

Item 1.02 Exhibit

Cadence Design Systems, Inc.’s Conflict Minerals Report for the calendar year ended December 31, 2017 is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CADENCE DESIGN SYSTEMS, INC.

By:	/s/ John M. Wall
John M. Wall
Senior Vice President and Chief Financial Officer

Dated: May 31, 2018

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